UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Genpact Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3922B107

(CUSIP Number)

Glory Investments TA IV Limited 6th Floor Altima Building Ebene Cybercity, Ebene Mauritius (230) 468 1320	Government of Singapore Investment Corporation Pte. Ltd. 168, Robinson Road #37-01, Capital Tower Singapore 068912 +65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13D	Page 1 of 17 pages

1	NAME OF REPORTING PERSON: Glory Investments A Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0651998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,022,978[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,022,978[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,022,978[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the U.S. Securities and Exchange Commission (“SEC”) on August 9, 2012.

CUSIP No. G3922B107	13D	Page 2 of 17 pages

1	NAME OF REPORTING PERSON: Glory Investments B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0652001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,508,656[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,508,656[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,508,656[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.71%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 3 of 17 pages

1	NAME OF REPORTING PERSON: Glory Investments IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-1067044
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,865,184[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,865,184[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,184[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 4 of 17 pages

1	NAME OF REPORTING PERSON: Glory Investments IV-B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 39-2079858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,446[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,446[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,446[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 5 of 17 pages

1	NAME OF REPORTING PERSON: RGIP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 04-3328326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,812[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,812[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,812[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%[2]
14	TYPE OF REPORTING PERSON OO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 6 of 17 pages

1	NAME OF REPORTING PERSON: Government of Singapore Investment Corporation Pte. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,393,577[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,393,577[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,393,577[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.66%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 230,975 Common Shares registered in the name of Government of Singapore Investment Corporation Pte. Ltd. and 10,162,602 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities (as defined below) or RGIP (as defined below).
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 7 of 17 pages

1	NAME OF REPORTING PERSON: GIC Special Investments Pte Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,162,602[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,162,602[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,162,602[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.55%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 10,162,602 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 8 of 17 pages

1	NAME OF REPORTING PERSON: Twickenham Investment Private Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,162,602[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,162,602[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,162,602[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.55%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

CUSIP No. G3922B107	13D	Page 9 of 17 pages

1	NAME OF REPORTING PERSON: Glory Investments TA IV Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 98-1074178
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,750,678[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,750,678[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,750,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.37%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes (i) 16,022,978 Common Shares held by Glory Investments A Limited, (ii) 39,508,656 Common Shares held by Glory Investments B Limited, (iii) 1,865,184 Common Shares held by Glory Investments IV Limited, (iv) 140,446 Common Shares held by Glory Investments IV-B Limited, (v) 50,812 Common Shares held by RGIP, LLC and (vi) 10,162,602 Common Shares held by Twickenham Investment Private Limited.
2	Percentage calculated based on 223,116,542 Common Shares outstanding as of July 27, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2012 filed with the SEC on August 9, 2012.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, $0.01 par value per share (the “Common Shares”), of Genpact Limited, an exempted limited company organized under the laws of Bermuda (“Genpact” or the “Issuer”). The principal executive offices of the Issuer are located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by each of Glory Investments A Limited, a Mauritius public company limited by shares (“Glory A”), Glory Investments B Limited, a Mauritius public company limited by shares (“Glory B”), Glory Investments IV Limited, a Mauritius private company limited by shares (“Glory IV”), Glory Investments IV-B Limited, a Mauritius private company limited by shares (“Glory IV-B”), RGIP, LLC, a Delaware limited liability company (“RGIP”), Government of Singapore Investment Corporation Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“GIC”), GIC Special Investments Pte Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“GICSI”), Twickenham Investment Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“Twickenham”), and Glory Investments TA IV Limited, a Mauritius private company limited by shares (“Glory TA”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Glory A, Glory B, Glory IV, Glory IV-B and Glory TA are collectively referred to herein as the “Glory Entities,” and GIC, GICSI and Twickenham are collectively referred to herein as the “GIC Entities.”

Due to the nature of the transaction described in Item 4 of this statement, the Reporting Persons could be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated November 5, 2012, a copy of which is attached hereto as Exhibit A and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act. Each of the Reporting Persons hereby disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the Reporting Persons or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Reporting Persons or any other person or is a member of a group with any Reporting Person or any other person.

(b) The address of the principal business office of each of the Glory Entities is 6th Floor Altima Building, Ebene Cybercity, Ebene, Mauritius. The address of the principal business office of RGIP is Prudential Tower, 800 Boylston St., Boston, MA, 02199. The address of the principal business office of each of the GIC Entities is 168 Robinson Road #37-01, Capital Tower, Singapore 068912.

All Class A shares of Glory A are held by Bain Capital Partners Asia II, L.P. (“Bain Asia”), whose general partner is Bain Capital Investors, LLC (“BCI”), a Delaware limited liability company.

All Class A shares of Glory B are held by Bain Capital Partners X, L.P. (“Bain X”), whose general partner is BCI.

All Class A shares of Glory IV are held by BCIP Associates IV, L.P. (“BCIP IV”), whose general partner is BCI.

All Class A shares of Glory IV-B are held by BCIP Associates IV-B, L.P. (“BCIP IV-B”), whose general partner is BCI.

Twickenham is managed and controlled by GICSI, which is in turn wholly owned by GIC.

All Class A shares of Glory Investments TA IV Limited are held by BCI.

Each of Glory A, Glory B, Glory IV, Glory IV-B, RGIP and Twickenham (collectively, the “Genpact Investors”) and Glory TA is a party to an investor agreement dated October 25, 2012 (the “Investor Agreement”) pursuant to which Glory TA was appointed “Investors’ Representative” for each of the Genpact Investors. The Investor Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

(c) The principal business of each of the Glory Entities, RGIP and Twickenham is the investing in and trading of securities. The principal business of both GIC and GICSI is that of an investment management company.

With respect to each of the Reporting Persons, the names of each of (i) the executive officers and directors of such Reporting Person and (ii) the person(s) controlling such Reporting Person, and their respective principal business address, principal business, occupation and citizenship (as applicable), are provided on Schedule A to this Schedule 13D.

(d), (e) During the last five years, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person or (ii) any person controlling such Reporting Person, each as listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Glory Entities are each organized under the laws of the Republic of Mauritius. RGIP is organized under the laws of the state of Delaware. The GIC Entities are each organized under the laws of the Republic of Singapore.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a share purchase agreement, dated as of August 1, 2012 (the “Share Purchase Agreement”), by and among Glory A, (then known as South Asia Private Investments), certain affiliates of General Atlantic LLC (the “GA Sellers”) and certain affiliates of Oak Hill Capital Partners (the “OH Sellers”) (the GA Sellers and the OH Sellers together, the “Sellers”), Glory A agreed to purchase 33,875,339 Common Shares from the GA Sellers and 33,875,339 Common Shares from the OH Sellers at a price of $14.76 per share (the “Share Purchase”). The Share Purchase Agreement is attached as Exhibit C hereto, and any description thereof is qualified in its entirety by reference thereto. Glory A also entered into an assignment agreement, dated as of October 25, 2012 (the “Assignment Agreement”), with each of Glory B, Glory IV, Glory IV-B, RGIP and Twickenham pursuant to which Glory A assigned to each party a portion of Glory A’s right to purchase Common Shares from the Sellers under the Share Purchase Agreement. Glory B, Glory IV, Glory IV-B, RGIP, and Twickenham each respectively received the right to purchase 39,508,656, 1,865,184, 140,446, 50,812, and 10,162,602 Common Shares from the Sellers under the Share Purchase Agreement. The Assignment Agreement is attached as Exhibit D hereto, and any description thereof is qualified in its entirety by reference thereto.

In connection with the closing of the Share Purchase, an aggregate of $554,988,566.72 was provided by shareholders of Glory A, Glory B, Glory IV and Glory IV-B (the “Glory Holders”) pursuant to a customary equity commitment letter entered into between Glory A and affiliates of the Glory Holders. In addition, $294,261,449.92 was provided through Debt Financing (defined below), $749,985.12 was contributed by RGIP and $150,000,005.52 was contributed by Twickenham. In aggregate, the Genpact Investors purchased 67,750,678 Common Shares from the Sellers for a total price of $1,000,000,007.28.

In connection with the closing of the Share Purchase, each of the Glory Holders entered into a separate margin loan agreement (together, the “JPM Margin Loan Agreements”) with JPMorgan Chase Bank, N.A., London Branch, as initial lender and administrative agent, for an aggregate loan amount of $152,865,001.88, less certain fees and expenses (the “JPM Financing”).

Also in connection with the closing of the Share Purchase, each of the Glory Holders entered into a separate margin loan agreement (together, the “MS Margin Loan Agreements” and together with the JPM Margin Loan Agreements, the “Facility Agreements”) with Morgan Stanley Bank, N.A., as initial lender and Morgan Stanley & Co. LLC, as administrative agent, for an aggregate loan amount of $152,865,001.88, less certain fees and expenses (the “MS Financing” and together with the JPM Financing, the “Debt Financing”).

In connection with the Facility Agreements, the Glory Holders pledged an aggregate of 57,537,264 Common Shares (the “Pledged Shares”) as collateral for the ratable benefit of the lenders under the Facility Agreements, to secure the obligations of the Glory Holders under the Facility Agreements. The margin loans under the Facility Agreements mature on October 25, 2017, but must be prepaid earlier upon the occurrence of certain events, including in connection with an event of default that results in the acceleration of the margin loans under the Facility Agreements (an “Enforcement Event”). Upon an Enforcement Event, the collateral agents under the Facility Agreements may sell the Pledged Shares and use the proceeds of such sale to repay amounts owed by the Glory Holders under the Facility Agreements.

In addition, under the Investor Agreement, each of the Genpact Investors have agreed to pay their pro rata portion (based on the number of Common Shares acquired by such Genpact Investor at the closing of the Share Purchase) of certain of the fees, costs and expenses of Glory A and its affiliates incurred prior to the closing of the Share Purchase for the benefit of the Genpact Investors in connection with the negotiation and consummation of the transactions contemplated under the Share Purchase.

Prior to the consummation of the transactions contemplated under the Assignment Agreement and the Share Purchase Agreement, GIC held 230,975 Common Shares, which were acquired for investment purposes.

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired securities of the Issuer for investment purposes. The Issuer and certain of the Reporting Persons entered into an amended and restated shareholder agreement, dated as of October 25, 2012 (the “Shareholder Agreement”), which is attached as Exhibit E hereto, and any description thereof is qualified in its entirety by reference thereto. Effective upon the closing of the Share Purchase, pursuant to the Shareholder Agreement, the Genpact Investors, acting through Glory TA as “Investors’ Representative”, are entitled to nominate four directors of the Issuer as long as they collectively hold at least 27% of the outstanding Common Shares. If the Genpact Investors’ collective ownership of Common Shares falls below 27% of the outstanding Common Shares, the Genpact Investors will be entitled to representation on the Issuer’s board of directors that is proportionate to the Genpact Investors’ collective ownership percentage, until such time as the Genpact Investors’ collective ownership of Common Shares falls below 7.5% of the outstanding Common Shares. Subject to exceptions in the Shareholder Agreement, so long as the Genpact Investors are entitled to nominate representatives on the Issuer’s board of directors under the Shareholder Agreement, they will be entitled to have proportionate representation on the various committees of the Issuer’s board of directors and are required to vote in favor of all directors nominated by the nominating committee of the Issuer’s board of directors.

In their capacity as significant stockholders of the Issuer, the Glory Entities intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. In addition, the Glory Entities and the GIC Entities review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Shareholder Agreement (which imposes certain standstill and transfer restrictions on the Genpact Investors and certain of their affiliates relating to the Issuer and the Issuer’s securities as further described above and in Item 6 below), the Glory Entities or the GIC Entities may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the terms of the Shareholder Agreement (as further described above and in Item 6 below), any transactions that the Glory Entities or the GIC Entities may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Glory Entities or the GIC Entities, tax considerations and other factors.

Other than as described in this Schedule 13D, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The information required in these paragraphs with respect to each of the Reporting Persons is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) above and is incorporated herein by reference. Because the Glory Entities, RGIP and Twickenham have entered into the Investor Agreement and Shareholder Agreement and by virtue of the nature of the transaction contemplated therein (as described in Item 4 of this statement), (i) the Genpact Investors could be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Shares, and (ii) each of the Genpact Investors and the other persons identified in Item 2(b) may be deemed to beneficially own all of the Common Shares beneficially owned by one another. As noted in Item 2, each of the Reporting Persons disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person. The Reporting Persons hold an aggregate of 67,981,653 Common Shares or 30.47% of the outstanding Common Shares.

Twickenham is controlled and managed by GICSI, which is in turn wholly-owned by GIC. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, GIC and GICSI may be deemed to beneficially own all of the Common Shares beneficially owned by Twickenham.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A, has effected any transactions in the Common Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 are incorporated herein by reference.

In order to permit the Share Purchase, the Issuer and Glory A entered into a letter agreement dated as of August 1, 2012 (the “Purchaser Letter”). The Purchaser Letter is attached as Exhibit F hereto, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Purchaser Letter, among other things, the Issuer agreed to waive certain standstill restrictions imposed on Glory A by a non-disclosure agreement previously entered into between the Issuer and Bain Capital Partners, LLC.

In addition to the governance arrangements referred to in Item 4 above, the Shareholder Agreement contains various provisions relating to standstill and transfer restrictions. Until one year after the date the Genpact Investors’ ownership of Common Shares falls below 7.5% of the outstanding Common Shares, subject to certain exceptions, the Genpact Investors are subject to standstill restrictions under which they, among other things, are each prohibited from buying additional Common Shares, engaging in takeover proposals or proxy contests, forming groups under Section 13 of the Exchange Act, and taking other similar actions. The Genpact Investors are prohibited from transferring their equity interest in the Issuer for 30 months from the closing of the Share Purchase, subject to certain exceptions including transfers to certain affiliates of the Genpact Investors. Subject to certain exceptions, the Genpact Investors are also prohibited from transferring more than 10% of Genpact’s outstanding Common Shares in a single transaction and from making any transfer of Common Shares that would result in a person or group owning more than 10% of the outstanding Common Shares. In addition, subject to certain conditions, including the transfer restrictions described herein, the Shareholder Agreement grants the Genpact Investors registration rights with respect to their Common Shares. Pursuant to these registration rights, subject to certain limitations, the Genpact Investors may demand that the Issuer register Common Shares held by the Genpact Investors for resale in underwritten public offerings, and the Genpact Investors also have the right to resell Common Shares pursuant to a shelf registration statement or through the exercise of piggyback registration rights.

Concurrent with the Share Purchase, the Genpact Investors and Glory TA entered into the Investor Agreement. Pursuant to the Investor Agreement, the Genpact Investors irrevocably appointed a single Investors’ Representative (Glory TA) as the sole and exclusive agent and proxy and true and lawful attorney-in-fact to take certain actions on behalf of each of the Genpact Investors relating to the voting and disposition of the Common Shares and the exercise of certain rights under the Shareholder Agreement, including, (i) voting and dispositive authority with respect to all Common Shares held directly or indirectly by the Genpact Investors, (ii) power to exercise registration rights, (iii) power to designate all individuals with respect to which the Genpact Investors may, by rights granted to them under the Shareholder Agreement, nominate to the Issuer’s board of directors (including designation of such individuals’ respective replacements), and (iv) power and authority to elect to subscribe for new equity securities of Genpact on behalf of the Genpact Investors in connection with the exercise of any pre-emptive rights of the Genpact Investors. The obligations in the Investor Agreement terminate upon the earlier of (i) such date mutually agreed upon by the Genpact Investors, (ii) the termination of the Shareholder Agreement, (iii) the liquidation of Genpact, (iv) the sale of all Common Shares held directly or indirectly by the Genpact Investors, and (v) upon certain circumstances involving bad faith, willful misconduct or uncured material breach by the parties thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement of Joint Filing, dated as of November 5, 2012 by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Government of Singapore Investment Corporation Pte Ltd., GIC Special Investments Pte. Ltd., Twickenham Investment Private Limited and Glory Investments TA IV Limited.

Exhibit B	Investor Agreement, dated as of October 25, 2012, by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited.

Exhibit C	Share Purchase Agreement, dated as of August 1, 2012, by and among Glory Investments A Limited (f/k/a South Asia Private Investments) certain affiliates of General Atlantic LLC and certain affiliates of Oak Hill Capital Partners.

Exhibit D	Assignment Agreement, dated as of October 25, 2012, by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC and Twickenham Investment Private Limited

Exhibit E	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among Genpact Limited, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2012).

Exhibit F	Letter Agreement, dated as of August 1, 2012, between Genpact Limited and Glory Investments A Limited (f/k/a South Asia Private Investments) (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2012).

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2012

Glory Investments A Limited

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

Glory Investments B Limited

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

Glory Investments IV Limited

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

Glory Investments IV-B Limited

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

RGIP, LLC

By:	/s/ Ann L. Milner
Name: Ann L. Milner
Title: Managing Member

Government of Singapore Investment Corporation Pte. Ltd.

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President

By:	/s/ Celine Loh
Name: Celine Loh
Title: Senior Vice President

GIC Special Investments Pte. Ltd.

By:	/s/ Tay Lim Hock
Name: Tay Lim Hock
Title: President

Twickenham Investment Private Limited

By:	/s/ Kunnasagaran Chinniah
Name: Kunnasagaran Chinniah
Title: Director

Glory Investments TA IV Limited

By:	/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Director

SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the directors of Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, and Glory Investments TA IV Limited:

•	Ranesh Ramanathan, Deputy General Counsel, Bain Capital, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116

•	Melissa Diane Obegi, Asia General Counsel, Bain Capital, 51/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

•

Heerdaye Jugbandhan, Fellow of the Association of Chartered Certified Accountants – UK, member of Chartered Institute of Securities & Investment – UK, International Fiscal Association and Mauritius Institute of Directors, Alter Domus (Mauritius) Ltd., Level 6 Altima Building, 56 Ebene Cybercity Ebene, Mauritius

•

Xie Fei Pang Wong Lin, Fellow of the Association of Chartered Certified Accountants, member of the Society of Trusts and Estate Practitioners, Alter Domus (Mauritius) Ltd., Level 6 Altima Building, 56 Ebene Cybercity Ebene, Mauritius

•	Serge Walid Sarkis, Managing Director, Bain Capital, 51/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

The following are each of the Managing Members for RGIP, LLC:

•	R. Bradford Malt, Partner, Ropes & Gray, Prudential Tower, 800 Boylston St., Boston, MA, 02199

•	Alfred Rose, Partner, Ropes & Gray, Prudential Tower, 800 Boylston St., Boston, MA, 02199

•	Ann L. Milner, Partner, Ropes & Gray, Prudential Tower, 800 Boylston St., Boston, MA, 02199

The following are each of the executive officers and directors of Twickenham Investment Private Limited and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Kunnasagaran Chinniah	168 Robinson Road #37-01 Capital Tower Singapore 068912	Global Head, Portfolio, Strategy & Risk Group, GIC Special Investments Private Limited Head, Infrastructure Group, GIC Special Investments Private Limited	Singapore Citizen

Matthew Lim Oon Su	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, GIC Special Investments Private Limited	Singapore Permanent Resident

The following are each of the executive officers and directors of GIC Special Investments Pte Ltd. and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen
Ng Kok Song	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen
Tay Lim Hock	168 Robinson Road #37-01 Capital Tower Singapore 068912	President, GICSI	Singapore Citizen
Teh Kok Peng	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, GICSI	Singapore Citizen

The following are each of the executive officers and directors of the Government of Singapore Investment Corporation Pte. Ltd. and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Minister for Trade & Industry	Singapore Citizen
Heng Swee Keat	Ministry for Education 1 North Buona Vista Drive Singapore 138675	Minister for Education	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Minister for Finance	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security & Minister for Home Affairs	Singapore Citizen
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Dr Richard Hu Tsu Tau	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, GIC	Singapore Citizen
Raymond Lim Siang Keat	62 Namly Garden Singapore 267390	Director, GIC	Singapore Citizen
Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen
Ng Kok Song	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

INDEX TO EXHIBITS

Exhibit A	Agreement of Joint Filing, dated as of November 5, 2012 by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Government of Singapore Investment Corporation Pte Ltd., GIC Special Investments Pte. Ltd., Twickenham Investment Private Limited and Glory Investments TA IV Limited.

Exhibit B	Investor Agreement, dated as of October 25, 2012, by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited.

Exhibit C	Share Purchase Agreement, dated as of August 1, 2012, by and among Glory Investments A Limited (f/k/a South Asia Private Investments) certain affiliates of General Atlantic LLC and certain affiliates of Oak Hill Capital Partners.

Exhibit D	Assignment Agreement, dated as of October 25, 2012, by and among Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC and Twickenham Investment Private Limited

Exhibit E	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among Genpact Limited, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2012).

Exhibit F	Letter Agreement, dated as of August 1, 2012,between Genpact Limited and Glory Investments A Limited (f/k/a South Asia Private Investments) (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2012).